SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: April 2, 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: April 2, 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

April 1, 2012

Aluminum Corporation of China announces its intention to make a proportional takeover bid for up to 60% of the common shares of Ivanhoe Mines’ subsidiary coal miner SouthGobi Resources.

Ivanhoe agrees to tender its SouthGobi holding to such a bid

VANCOUVER, CANADA – Ivanhoe Mines Chairman David Huberman said today that the company has received notice that Aluminum Corporation of China Ltd. (CHALCO) intends to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of Mongolian coal miner SouthGobi Resources Ltd. (TSX: SGQ; HK: 1878) at C$8.48 per share.

Ivanhoe currently owns 104,807,155 shares of SouthGobi, representing approximately 57.6% of SouthGobi’s issued and outstanding shares. Ivanhoe has entered into a lock-up agreement with CHALCO and has agreed to tender all of its SouthGobi shares, on a pro-rata basis, to CHALCO.

Depending upon the uptake of the offer by other SouthGobi shareholders, Ivanhoe could receive up to approximately C$889 million (US$898 million) from the sale of all of its shares in SouthGobi. A sale of 60% of its current holding would realise proceeds of approximately C$533 million (US$538 million).

“Ivanhoe’s board, in conjunction with our financial and legal advisors, has determined that the value offered by this transaction is an excellent opportunity for our shareholders to realize significant value through our creation of what has become one of the fastest growing coal producers on China’s doorstep,” said Mr. Huberman.

The offer price for SouthGobi’s shares represents a 28% premium over the most recent closing price on the Toronto Stock Exchange of C$6.62, and a 32% premium over the volume-weighted average price of C$6.41 during the past 10 trading days on the Toronto Stock Exchange.

The shares of CHALCO, a listed subsidiary of Chinalco Aluminum Corporation of China, trade on the Hong Kong, Shanghai and New York stock exchanges.

The proportional offer from CHALCO will be made by way of a takeover-bid circular under British Columbia law and will be made to all SouthGobi shareholders. If individual shareholders elect to tender more than 60% of their common shares of SouthGobi to the takeover bid – and if CHALCO receives less than 60% of outstanding common shares of SouthGobi as a result of the offer – a proportional amount of shares will be taken up, on a pro rata basis, from each shareholder who has elected to tender those additional shares.

Ivanhoe Mines has been advised that SouthGobi has not received any formal documentation relating to the proportional offer. SouthGobi’s board of directors has established a special committee comprised of independent directors to consider the proportional offer, when received.

The proportional offer by CHALCO is subject to all statutory and regulatory approvals, including Investment Canada Act and Competition Act approvals, as well as Chinese regulatory approvals and CHALCO shareholder approval. CHALCO has advised SouthGobi that it expects to mail the takeover- bid circular in connection with the Proportional Offer in early July 2012, by which time it expects to have secured all necessary regulatory approvals that are conditional to the closing of the offer. CHALCO’s bid also is subject to China Investment Corporation, SouthGobi’s second largest shareholder, confirming that it does not intend to exercise its right of first offer over Ivanhoe’s SouthGobi shares.

Ivanhoe plans to use the proceeds from the sale of its shares in SouthGobi primarily to fund the continued development of its flagship Oyu Tolgoi copper, gold and silver mine in southern Mongolia, which is on track to meet the mine’s targeted start of initial production in Q3’12. Commercial production at the mine is projected to begin in the first half of 2013.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57.8% interest in SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in Ivanhoe Australia (ASX, TSX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

About SouthGobi Resources

SouthGobi Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region. SouthGobi’s flagship coal mine, Ovoot Tolgoi, is producing and selling coal to customers in China. SouthGobi plans to supply a wide range of coal products to markets in Asia.

About CHALCO

CHALCO is a joint stock limited company established in China; its shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. CHALCO’s American depositary receipt is listed on the New York Stock Exchange. CHALCO is principally engaged in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; and trading of other non-ferrous metal products. CHALCO is the largest producer of alumina, primary aluminum and aluminum fabrication products in China; it also is the world’s second-largest producer of alumina and the third-largest producer of primary aluminum.

Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Website: www.ivanhoemines.com

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FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to statements made with respect to the proportional offer from Chalco and statements made with respect to the expected dates for the start of initial and commercial production at the Oyu Tolgoi Mine.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. Readers are cautioned not to place undue reliance on forward-looking information or statements.

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